UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 17)

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2009
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on the following pages)
(Page 1 of 13 Pages)

CUSIP NO. 40009 52 0	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

4,316,326

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

4,316,326

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,316,326

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 40009 52 0	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,700,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

11,700,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 40009 52 0	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

4,316,326

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

4,316,326

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,316,326

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON HC

CUSIP NO. 40009 52 0	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,700,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

11,700,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 40009 52 0	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

4,316,326

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

4,316,326

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,316,326

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 40009 52 0	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,728,996

	8	SHARED VOTING POWER

4,316,326

	9	SOLE DISPOSITIVE POWER

11,728,996

	10	SHARED DISPOSITIVE POWER

4,316,326

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,045,322

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%

14	TYPE OF REPORTING PERSON IN

          This Amendment No. 17 (this "filing") amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian dated February 13, 2001 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM") dated April 19, 2002 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated May 16, 2002 ("Amendment No. 3"); Amendment No. 4 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated September 27, 2002 ("Amendment No. 4"); Amendment No. 5 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Holdings LLC, a Michigan limited liability company ("KH"), KV, KVMM dated May 9, 2003 ("Amendment No. 5"); Amendment No. 6 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KH, KV, and KVMM dated January 6, 2005 ("Amendment No. 6"); Amendment No. 7 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Management Corporation ("KMC"), KH, KV, and KVMM dated April 28, 2006 ("Amendment No. 7"); Amendment No. 8 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated July 6, 2006 ("Amendment No. 8"); Amendment No. 9 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated May 22, 2007 ("Amendment No. 9"); Amendment No. 10 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 7, 2007 ("Amendment No. 10"); Amendment No. 11 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 14, 2007 ("Amendment No. 11"); Amendment No. 12 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated December 10, 2007 ("Amendment No. 12"); Amendment No. 13 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated March 5, 2008 ("Amendment No. 13"); Amendment No. 14 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated June 16, 2008 ("Amendment No. 14"); Amendment No. 15 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated August 22, 2008 ("Amendment No. 15"); and Amendment No. 16 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 3, 2008 ("Amendment No. 16") (collectively the "Previous Filings"). All items not reported in this Amendment No. 17 are herein incorporated by reference from the Previous Filings. To the extent any item is superseded by any later filing, the later filing is operative and controlling.

Item 1.	Security and Issuer

          The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Grubb & Ellis Company, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.

Item 2.	Identity and Background

          This Amendment No. 17 is being filed by Mike Kojaian, C. Michael Kojaian, KMC, KVMM, KV, and KH (collectively, the "Reporting Persons"). Item 2 of the Previous Filings is here incorporated by reference.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years,

none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

          Item 3 of the Previous Filings is here incorporated by reference.

          KH used $865,749.66 of available funds and investments to purchase the Common Stock described in the table contained in Item 5(c) of this filing.

Item 4.	Purpose of Transaction

          KH acquired the Common Stock described in Item 5(c) of this filing for investment purposes. The Reporting Persons may from time to time in the future acquire or dispose of additional securities of the Company in open market or privately negotiated transactions, depending on market conditions and other considerations that the Reporting Persons deem relevant. As of the date of this filing, the Reporting Persons have no specific plans or proposals to acquire or dispose of securities of the Company.

          The Reporting Persons reserve the right to take any and all actions with respect to their respective investments in the Company as they from time to time may determine in the future in their sole discretion.

Item 5.	Interests in Securities of the Issuer

          (a-b)          The total number of shares of Common Stock deemed to be beneficially owned by all of the Reporting Persons is 16,045,322, which represents approximately 24.6% of the outstanding shares of Common Stock. The direct beneficial owners of such shares are represented in the following table (each Reporting Person has sole voting and dispositive power over the listed shares):

Beneficial Owner	Shares	Percentage of All Outstanding Common Stock
Kojaian Holdings LLC (KH)	4,316,326	6.6%
Kojaian Ventures, L.L.C. (KV)	11,700,000	17.9%
C. Michael Kojaian	28,996	0.0%

TOTAL	16,045,322	24.6%

          As the sole member of KH, KMC is the deemed beneficial owner of, and has sole voting and dispositive power over, the 4,316,326 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 6.6% of the outstanding shares of Common Stock.

          As the manager member of KV, KVMM is the deemed beneficial owner of, and has sole voting and dispositive power over, the 11,700,000 shares of Common Stock directly owned by KV. These shares represent approximately 17.9% of the outstanding shares of Common Stock.

          As a 50% shareholder of KMC, Mike Kojaian is the deemed beneficial owner of, and has shared voting and dispositive over, the 4,316,326 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 6.6% of the outstanding shares of Common Stock.

          As (i) a 50% shareholder of KMC, (ii) the sole shareholder of KVMM and (iii) a member (along with KVMM) of KV, C. Michael Kojaian is deemed to be the beneficial owner of the 16,016,326 shares of Common Stock directly owned by KH and KV. These shares of Common Stock, combined with the 28,996 C. Michael Kojaian holds directly for a total of 16,045,322 shares of Common Stock, represent approximately 24.6% of the outstanding shares of Common Stock. Of such 16,045,322 shares of Common Stock, C. Michael Kojaian has sole voting and dispositive power over the 11,700,000 shares of Common Stock directly owned by KV and the 28,996 shares of Common Stock he directly owns and shared voting and dispositive power over the 4,316,326 shares of Common Stock directly owned by KH.

          (c)          During the past 60 days, the Reporting Persons have purchased following shares of Common Stock in the open market:

Trade Date	Buyer	Shares Purchased	Share Price

6/9/2009	KH	8,600	$0.71
6/9/2009	KH	16,200	$0.72
6/9/2009	KH	6,400	$0.73
6/9/2009	KH	12,800	$0.74
6/9/2009	KH	17,000	$0.75
6/9/2009	KH	4,300	$0.76
6/9/2009	KH	5,100	$0.77
6/9/2009	KH	17,000	$0.78
6/9/2009	KH	8,100	$0.79
6/9/2009	KH	4,500	$0.80
6/11/2009	KH	900	$0.74
6/11/2009	KH	28,000	$0.75
6/11/2009	KH	8,400	$0.76
6/11/2009	KH	51,000	$0.77
6/11/2009	KH	11,700	$0.78
6/12/2009	KH	200	$0.74
6/12/2009	KH	3,100	$0.75
6/12/2009	KH	1,100	$0.76
6/12/2009	KH	2,600	$0.77
6/12/2009	KH	3,500	$0.78
6/12/2009	KH	7,700	$0.79

Trade Date	Buyer	Shares Purchased	Share Price

6/12/2009	KH	37,600	$0.80
6/12/2009	KH	8,400	$0.81
6/12/2009	KH	100	$0.82
6/12/2009	KH	4,500	$0.83
6/12/2009	KH	52,800	$0.84
6/12/2009	KH	39,700	$0.85
6/12/2009	KH	11,800	$0.86
6/12/2009	KH	6,500	$0.88
6/12/2009	KH	21,800	$0.89
6/12/2009	KH	17,700	$0.90
6/12/2009	KH	4,400	$0.91
6/12/2009	KH	2,100	$0.92
6/12/2009	KH	2,300	$0.93
6/12/2009	KH	7,200	$0.94
6/12/2009	KH	9,200	$0.95
6/12/2009	KH	8,600	$0.96
6/12/2009	KH	400	$0.97
6/12/2009	KH	25,400	$0.98
6/12/2009	KH	41,300	$0.99
6/12/2009	KH	80,000	$1.00
6/15/2009	KH	1,300	$0.84
6/15/2009	KH	2,300	$0.85
6/15/2009	KH	1,000	$0.86
6/15/2009	KH	3,800	$0.87
6/15/2009	KH	2,300	$0.88
6/15/2009	KH	13,700	$0.89
6/15/2009	KH	13,800	$0.90
6/15/2009	KH	11,300	$0.91
6/15/2009	KH	21,700	$0.92
6/15/2009	KH	7,900	$0.93
6/15/2009	KH	20,900	$0.94
		700,000

          (d)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

          Item 6 of the Previous Filings is here incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated June 22, 2009.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2009	/s/ Mike Kojaian
Mike Kojaian

Dated: June 22, 2009	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: June 22, 2009	KOJAIAN HOLDINGS LLC

By: Kojaian Management Corporation, its Sole Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: June 22, 2009	KOJAIAN MANAGEMENT CORPORATION

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: June 22, 2009	KOJAIAN VENTURES, L.L.C.

By: Kojaian Ventures-MM, Inc., its Managing Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: June 22, 2009	KOJAIAN VENTURES-MM, INC.

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President